

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Alexandria Forbes
Chief Executive Officer
MeiraGTx Holdings plc
430 East 29th Street, 10th Floor
New York, New York 10016

      Re: MeiraGTx Holdings plc
           Registration Statement on Form S-3
           Filed July 2, 2019
           File No. 333-232527

Dear Dr. Forbes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Donald Field at 202-551-3680 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Healthcare & Insurance